

Formation



06014185

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Idaho Cobalt Project to Obtain NPDES Permit

Move further displays commitment to protecting water quality

Vancouver, B.C., May 26, 2006, Formation Capital Corporation, (Formation, FCO-TSX), announced today that its wholly owned subsidiary, Formation Capital Corporation, U.S. ("the Company") headquartered in Salmon, Idaho, reported that it has applied for a federal water discharge permit in a move to further improve local water quality near its 100% owned Idaho Cobalt Project ("ICP").

The Company formally notified the Environmental Protection Agency this week that it will work with the EPA to obtain what is commonly called an NPDES (National Pollutant Discharge Elimination System) permit. The water that will be discharged under the permit will be well within and in most cases, well below, all applicable Federal and State water quality standards and will help to restore water quality in the basin.

The U.S. Forest Service is currently preparing the draft Environmental Impact Statement (EIS) which is now expected this summer. Following the issuance of the preliminary draft EIS early in the year, the Company, working closely with the permitting agencies, has elected to reconfigure the project to provide clean water to the contaminated streams around the project. "We believe it's in the public interest for us to obtain this permit from EPA, and are willing to go the extra mile to ensure we are incontestably protecting Idaho's water quality and fisheries," said Bill Scales, President of Formation Capital Corporation, U.S.

"The process of obtaining this permit should also prove to our friends in Idaho's environmental and fishing communities that we will indeed, as we've said, have no adverse impact on streams or fisheries," Scales added.

Once developed, the mine near Salmon, Idaho will be the sole primary cobalt mine in the Western Hemisphere and the only U.S. domestic source of cobalt, which is listed as a strategic metal by the U.S. government.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.